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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)




                               Skyline Chili, Inc.
                      -------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                      -------------------------------------
                         (Title of Class of Securities)

                                    830821104

                             William N. Lambrinides
                              4180 Thunderbird Lane
                              Fairfield, Ohio 45014

                                 With a copy to:

                               Mark J. Zummo, Esq.
                               KOHNEN & PATTON LLP
                                1400 Carew Tower
                                 441 Vine Street
                             Cincinnati, Ohio 45202

                                 (513) 381-0656
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 1998
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b) (3) or (4), check the following box. [ ]

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CUSIP NO.  830821104
          -----------

________________________________________________________________________________
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


    William N. Lambrinides SSN: ###-##-####
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a) [  ]
                                                                        (b) [  ]
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)


________________________________________________________________________________
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. CITIZEN
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF             0
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                0
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                0
               _________________________________________________________________
               10    SHARED DISPOSITIVE POWER

                        0
________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        0
________________________________________________________________________________
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS) [ ]

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON (SEE INSTRUCTION)

           IN

________________________________________________________________________________

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Item 1.           Security and Issuer.

         This Schedule 13D relates to the shares of Common Stock, no par value ("Common Stock"), of Skyline Chili, Inc., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 4180 Thunderbird Lane, Fairfield, OH 45014.

         The information set forth in the Exhibits to this Schedule 13D are expressly incorporated herein by reference and the response to each item of this Statement is qualified in its entirety by the provisions of such Exhibits.

Item 2.           Identity and Background.

         (a)      Name:                     William N. Lambrinides

         (b)      Business Address:         Skyline Chili, Inc.
                                            4180 Thunderbird Lane
                                            Fairfield, OH 45014

         (c)      Present Principal Occupation or Employment:  Retired

         (d) During the last five years, Mr. Lambrinides has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Lambrinides has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f)      U.S. citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

         All shares of the Company's Common Stock beneficially owned by Mr. Lambrinides were acquired with personal funds. Mr. Lambrinides acquired 77,333 shares of Common Stock on October 7, 1994 pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of September 20, 1994 among the Company, LCWSC Acquisition Corp. ("Acquisition"), a wholly-owned subsidiary of the Company newly organized under the laws of the State of Ohio, LCW Skyline Co., an Ohio corporation ("LCW"), Mr. Lambrinides and the other shareholders of LCW (the "Shareholders"). Pursuant to the Merger Agreement, Acquisition completed a "reverse" merger (the "Merger") into LCW, with LCW surviving as a wholly-owned subsidiary of the Company, and the Shareholders exchanged all of the outstanding stock of LCW ("LCW Stock") for a total of 231,999 shares of Common Stock valued at approximately $725,000. Mr. Lambrinides received one-



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third (1/3) of these shares of Common Stock in consideration for his exchange of one-third (1/3) of the shares of LCW Stock. LCW operated a Skyline Chili Restaurant in Cincinnati, Ohio.

Item 4.           Purpose of the Transaction.

         Mr. Lambrinides was formerly a director and more than ten percent (10%) shareholder of the Company. All of the shares of the Company's Common Stock beneficially owned by Mr. Lambrinides were acquired by him for investment purposes. This final Amendment to Schedule 13D is being filed to report the disposition of all of the shares of the Company's Common Stock beneficially owned by Mr. Lambrinides. On April 13, 1998, the shareholders of the Company approved an Agreement and Plan of Merger pursuant to which Skyline Acquisition Corp., a new, private Ohio corporation formed by certain members of the Company's management and Fleet Venture Resources, Inc. and certain affiliated entities, would be merged into the Company, with the Company remaining as the surviving corporation (the "Merger"). The Merger was completed on April 28, 1998. In connection with the Merger, all of the issued and outstanding shares of the Company's common stock (other than shares owned by Skyline Acquisition Corp.), including the shares owned by Mr. Lambrinides, were cancelled in consideration for the right to receive $6.75 in cash per share.

Item 5.           Interest in Securities of the Issuer.

         (a) On the effective date of the Merger, Mr. Lambrinides beneficially owned 658,223 shares of the Company's Common Stock, or 19.4% of the Company's issued and outstanding shares of Common Stock (based upon the Company having 3,397,773 shares of Common Stock outstanding on such date), including 507,333 shares owned by Mr. Lambrinides in his name alone as trustee of his revocable trust, and 150,900 shares owned by his spouse in her name alone. Nothing contained in this
                  Schedule 13D should be construed as an admission by Mr. Lambrinides that he beneficially owned the shares owned by his spouse.

                  As of the date of this final Amendment to Schedule 13D, Mr. Lambrinides beneficially owns -0- shares of the Company's Common Stock.

         (b) Mr. Lambrinides had sole voting and dispositive power with respect to 507,333 shares of Common Stock owned in his name alone, and shared voting and dispositive power with respect to 150,900 shares owned by his spouse. See response to Item 5(a).

         (c)      None.




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         (d) See responses to Items 5(a) and (b).

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

Item 7.           Material to be Filed as Exhibits.

                  Exhibit 7.1 - Agreement and Plan of Merger among Skyline Acquisition Corp., Skyline Chili, Inc. and certain stockholders of Skyline Chili, Inc. dated November 26, 1997. This Exhibit is incorporated herein by reference to Exhibit
                  2.1 of the Form 8-K dated December 2, 1997 filed by Skyline Chili, Inc.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    /s/ WILLIAM N. LAMBRINIDES
                                                    ----------------------------
                                                    Dated:  May 8, 1998



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